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                                                                      EXHIBIT 54

CONTACTS:

     QUICKTURN DESIGN SYSTEMS, INC.            ABERNATHY MACGREGOR FRANK
     Ray Ostby                                 Pauline Yoshihashi / Matt Sherman
     (408) 914-6000                            (212) 371-5999


FOR IMMEDIATE RELEASE


                DELAWARE SUPREME COURT GRANTS QUICKTURN'S MOTION
                              FOR EXPEDITED APPEAL

                 Oral Arguments Scheduled For December 29, 1998

SAN JOSE, Calif.  December 8, 1998 -- Quickturn Design Systems, Inc. (Nasdaq:
QKTN) announced today that the Delaware Supreme Court has granted Quickturn's motion for an expedited appeal of the December 3, 1998 decision by the Delaware Chancery Court regarding the delayed redemption provision of Quickturn's stockholder rights plan. Oral arguments have been scheduled for December 29, 1998.

Keith R. Lobo, president and chief executive officer of Quickturn, said, "We are pleased that the Court granted our motion for an expedited appeal. We continue to believe that the amendments to the stockholder rights plan were appropriately adopted by the Quickturn Board and best serve the interests of Quickturn and its stockholders."

Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtME(TM)) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013;
Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

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